

December 23, 2020

Joseph C. Gatto, Jr.
President, Chief Executive Officer and Director
Callon Petroleum Company
One Briarlake Plaza
2000 W. Sam Houston Parkway S., Suite 2000
Houston, TX 77042

> **Re: Callon Petroleum Company**
> **Registration Statement on Form S-3**
> **Filed December 18, 2020**
> **File No. 333-251490**

Dear Mr. Gatto:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Rigdon